                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES

       EXCHANGE ACT OF 1934.

       For the fiscal year ended December 31, 1998

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

       ACT OF 1934 .

       For the transition period from ___________  to  ________________

                        Commission file number 000-19147

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              COVENTRY CORPORATION

                            RETIREMENT SAVINGS PLAN

                        6705 Rockledge Drive, Suite 900

                               Bethesda, MD 20817

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           COVENTRY HEALTH CARE, INC.

                        6705 Rockledge Drive, Suite 900

                               Bethesda, MD 20817

                              REQUIRED INFORMATION

1)  Financial Statements and Schedules (and Notes thereto)

2)  Consent of Independent Accountants to Incorporation By Reference (attached)



                                   SIGNATURES


            Coventry Corporation Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                            COVENTRY CORPORATION

                            RETIREMENT SAVINGS PLAN


Date:  June 25, 1999

                            By: /s/ DALE B. WOLF
                                -----------------------------------------------

                                 Dale B. Wolf, Plan Adminstrator

                            By: /s/ HARVEY C. DEMOVICK, JR.
                                -----------------------------------------------

                                 Harvey C. DeMovick, Jr., Plan Administrator

       COVENTRY CORPORATION RETIREMENT SAVINGS PLAN

       FINANCIAL STATEMENTS
       AS OF DECEMBER 31, 1998 AND 1997
       TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Coventry Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Coventry Corporation Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           /s/ ARTHUR ANDERSEN LLP



Baltimore, Maryland
June 25, 1999

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN

                               TABLE OF CONTENTS

                                                                                           PAGE
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
    As of December 31, 1998 and 1997                                                         1

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    For the Year Ended December 31, 1998                                                     2

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
    As of December 31, 1998 and 1997                                                         4

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    As of December 31, 1998                                                                 10

ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
    For the Year Ended December 31, 1998                                                    11

SCHEDULES OMITTED BECAUSE THERE WERE NO SUCH ITEMS
    As of and for the Year Ended December 31, 1998:
         Item 27(b) - Schedule of Loans or Fixed-Income Obligations
         Item 27(c) - Schedule of Leases in Default or Classified as Uncollectible
         Item 27(e) - Schedule of Nonexempt Transactions

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1998 AND 1997


ASSETS:                                                                    1998                       1997
                                                                     ---------------          ----------------
      Cash                                                            $    157                 $     127,331
      Investments, at fair value-
            Schwab U.S Treasury Money Fund                                -                            3,154
            Coventry Corporation Common Stock                              987                     2,752,025
            Berger One Hundred Fund                                       -                        7,084,603
            Fidelity Magellan Fund                                        -                       13,573,356
            INVESCO Stable Value Fund                                      293                     4,667,358
            PIMCO Total Return Fund                                        187                     3,833,215
            Brandywine Fund                                                543                     1,426,543
            Founders Balanced Fund                                        -                          714,773
            Harbor Capital Appreciation Fund                               377                     1,093,314
            Janus Worldwide Fund                                           699                     2,205,999
            Mutual Series Beacon Fund                                      276                     2,110,302
            PBHG Growth Fund                                               829                     2,083,797
            Strong Government Securities Fund                             -                          433,964
            Vanguard Asset Allocation Fund                                -                        7,174,083
            Participant Loans                                             -                        1,088,159
                                                                     ---------------          ----------------
                        Total cash and investments                    $  4,348                 $  50,371,976
                                                                     ---------------          ----------------
      Receivables:
            Participant contributions                                     -                           31,585
            Employer contributions                                        -                           58,362
            Interest and dividends receivable                             -                           48,117
                                                                     ---------------          ----------------
                        Total receivables                                 -                          138,064
                                                                     ---------------          ----------------
                        Total assets available for benefits               -                       50,510,040
                                                                     ---------------          ----------------
LIABILITIES:
      Excess contributions payable                                        -                          154,993
                                                                     ---------------          ----------------
NET ASSETS AVAILABLE FOR BENEFITS                                     $  4,348                 $  50,355,047
                                                                     ===============          ================

        The accompanying notes are an integral part of these statements.

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                               NON-PARTICIPANT DIRECTED
                                                                                  -----------------------------------------------
                                                                                                   EXCESS CONTRIBUTIONS  PAYABLE
                                                                                        CASH       ------------------------------
                                                                                  ---------------
ADDITIONS:
      Contributions-
            Employee                                                                $ (65,355)                 $ 134,729
            Employer, net of forfeitures                                                  -                       20,264
                                                                                    -------------             -------------
                        Total contributions                                           (65,355)                   154,993
                                                                                    -------------             -------------
      Investment income-
            Interest and dividends                                                        157                        -
            Net increase (decrease) in fair market value of investments                   -                          -
                                                                                    -------------             -------------
                        Total investment income                                           157                        -
                                                                                    -------------             -------------
                        Total additions                                               (65,198)                   154,993
                                                                                    -------------             -------------
DEDUCTIONS:
      Benefit distributions                                                               -                          -
      Administrative expenses                                                             -                          -
                                                                                    -------------             -------------
                        Total deductions                                                  -                          -
                                                                                    -------------             -------------
PARTICIPANT LOAN REPAYMENTS                                                               -                          -

PARTICIPANT LOAN DISTRIBUTIONS                                                            -                          -

INTERFUND TRANSFERS                                                                       -                          -

TRANSFERS (TO) FROM THE COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS
      PLAN                                                                            (61,976)                       -
                                                                                    -------------             -------------
NET (DECREASE) INCREASE                                                              (127,174)                   154,993

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                  127,331                   (154,993)
                                                                                    -------------             -------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                      $     157                  $     -
                                                                                    =============             =============


                                                                        ------------------------------------------------------
                                                                                                        COVENTRY CORPORATION
                                                                          SCHWAB U.S. TREASURY MONEY         COMMON STOCK
                                                                                    FUND               -----------------------
                                                                        ------------------------------
ADDITIONS:
      Contributions-
            Employee                                                            $   149,421                $      -
            Employer, net of forfeitures                                          1,519,112                       -
                                                                                ---------------         ------------------
                        Total contributions                                       1,668,533                       -
                                                                                ---------------         ------------------
      Investment income-                                                              2,930                       -
            Interest and dividends
            Net increase (decrease) in fair market value of investments                 -                   (1,997,573)
                                                                                ---------------         ------------------
                        Total investment income                                       2,930                 (1,997,573)
                                                                                ---------------         ------------------
                        Total additions                                           1,671,463                 (1,997,573)
                                                                                ---------------         ------------------
DEDUCTIONS:
      Benefit distributions                                                             -                     (205,306)
      Administrative expenses                                                           -                         -
                                                                                ---------------         ------------------
                        Total deductions                                                -                     (205,306)
                                                                                ---------------         ------------------
PARTICIPANT LOAN REPAYMENTS                                                             -                       11,627

PARTICIPANT LOAN DISTRIBUTIONS                                                          -                      (15,806)

INTERFUND TRANSFERS                                                              (1,668,034)                 1,616,846

TRANSFERS (TO) FROM THE COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS
      PLAN                                                                           (6,583)                (2,160,826)
                                                                                ---------------         ------------------
NET (DECREASE) INCREASE                                                              (3,154)                (2,751,038)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                  3,154                  2,752,025
                                                                                ---------------         ------------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                  $       -                  $       987
                                                                                ===============         ==================


                                                                                                PARTICIPANT DIRECTED
                                                                             ----------------------------------------------------
                                                                             BERGER ONE HUNDRED FUND
                                                                             -------------------------   FIDELITY MAGELLAN FUND
                                                                                                        -------------------------
ADDITIONS:
      Contributions-
            Employee                                                             $    138,621                  $     356,915
            Employer, net of forfeitures                                              (14,451)                       (30,510)
                                                                                ------------------          --------------------
                        Total contributions                                           124,170                        326,405
                                                                                ------------------          --------------------
      Investment income-
            Interest and dividends                                                      5,088                        389,718
            Net increase (decrease) in fair market value of investments              (558,136)                       350,324
                                                                                ------------------          --------------------
                        Total investment income                                      (553,048)                       740,042
                                                                                ------------------          --------------------
                         Total additions                                              (428,878)                     1,066,447
                                                                                ------------------          --------------------
DEDUCTIONS:
      Benefit distributions                                                          (685,853)                    (1,022,401)
      Administrative expenses                                                             (75)                          (150)
                                                                                ------------------          --------------------
                        Total deductions                                             (685,928)                    (1,022,551)
                                                                                ------------------          --------------------
PARTICIPANT LOAN REPAYMENTS                                                            21,076                         32,658

PARTICIPANT LOAN DISTRIBUTIONS                                                        (42,865)                       (99,530)

INTERFUND TRANSFERS                                                                  (783,339)                      (536,162)

TRANSFERS (TO) FROM THE COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS
      PLAN                                                                         (5,164,669)                   (13,014,218)
                                                                                ------------------          --------------------
NET (DECREASE) INCREASE                                                            (7,084,603)                   (13,573,356)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                7,084,603                     13,573,356
                                                                                ------------------          --------------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                   $       -                     $        -
                                                                                ==================          ====================


                                                                         ----------------------------------------------------------
                                                                                         PIMCO TOTAL
                                                                        INVESCO STABLE   RETURN FUND
                                                                          VALUE FUND    ------------- BRANDYWINE FUND  SUBTOTAL
                                                                       ----------------               ---------------  ------------
ADDITIONS:
      Contributions-
            Employee                                                     $   171,529      $ 136,833      $  294,611    $ 1,317,304
            Employer, net of forfeitures                                     133,501         (5,098)         (3,658)     1,619,160
                                                                        -------------    -----------    ------------   ------------
                        Total contributions                                  305,030        131,735         290,953      2,936,464
                                                                        -------------    -----------    ------------   ------------
      Investment income-
            Interest and dividends                                           211,919        179,658           3,918        793,388
            Net increase (decrease) in fair market value of investments       (5,604)       176,408        (232,861)    (2,267,442)
                                                                        -------------    -----------    ------------   ------------
                        Total investment income                              206,315        356,066        (228,943)    (1,474,054)
                                                                        -------------    -----------    ------------   ------------
                         Total additions                                     511,345        487,801          62,010      1,462,410
                                                                        -------------    -----------    ------------   ------------
DEDUCTIONS:
      Benefit distributions                                                 (849,801)      (379,805)       (139,734)    (3,282,900)
      Administrative expenses                                                   -               (75)           -              (300)
                                                                        -------------    -----------    ------------   ------------
                        Total deductions                                    (849,801)      (379,880)       (139,734)    (3,283,200)
                                                                        -------------    -----------    ------------   ------------
PARTICIPANT LOAN REPAYMENTS                                                   18,853         16,638          17,602        118,454

PARTICIPANT LOAN DISTRIBUTIONS                                               (34,021)       (23,439)        (24,569)      (240,230)

INTERFUND TRANSFERS                                                          529,817         (2,318)         22,286       (820,904)

TRANSFERS (TO) FROM THE COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS
      PLAN                                                                (4,843,258)    (3,931,830)     (1,363,595)   (30,546,955)
                                                                        -------------    -----------    ------------   ------------
NET (DECREASE) INCREASE                                                   (4,667,065)    (3,833,028)     (1,426,000)   (33,310,425)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                       4,667,358      3,833,215       1,426,543     33,312,592
                                                                        -------------    -----------    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                           $       293       $    187      $      543    $     2,167
                                                                        =============    ===========    ============   ============

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (CONTINUED)

                                                                                    ---------------------------------------------
                                                                                                               HARBOR CAPITAL
                                                                                    FOUNDERS BALANCED FUND    APPRECIATION FUND
                                                                                    ------------------------ --------------------
ADDITIONS
      Contributions-
            Employee                                                                     $ 108,269              $   275,737
            Employer, net of forfeitures                                                      (992)                  (3,473)
                                                                                       --------------           ----------------
                        Total contributions                                                107,277                  272,264
                                                                                       --------------           ----------------
      Investment income-
            Interest and dividends                                                          17,211                    2,941
            Net increase (decrease) in fair market value of investments                     29,714                  (12,211)
                                                                                       --------------           ----------------
                        Total investment income                                             46,925                   (9,270)
                                                                                       --------------           ----------------
                        Total additions                                                    154,202                  262,994
                                                                                       --------------           ----------------
DEDUCTIONS:
      Benefit distributions                                                               (124,505)                (199,612)
      Administrative expenses                                                                 -                        -
                                                                                       --------------           ----------------
                        Total deductions                                                  (124,505)                (199,612)
                                                                                       --------------           ----------------

PARTICIPANT LOAN REPAYMENTS                                                                 17,026                   14,485

PARTICIPANT LOAN DISTRIBUTIONS                                                             (11,982)                 (25,879)

INTERFUND TRANSFERS                                                                         26,653                  600,768

TRANSFERS (TO) FROM THE COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS
      PLAN                                                                                (776,167)              (1,745,693)
                                                                                       --------------           ----------------
NET (DECREASE) INCREASE                                                                   (714,773)              (1,092,937)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                       714,773                1,093,314
                                                                                       --------------           ----------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                           $    -                 $       377
                                                                                       ==============           ================



                                                                               ----------------------------------------------------
                                                                                                    MUTUAL SERIES
                                                                                JANUS WORLDWIDE      BEACON FUND    PBHG GROWTH
                                                                                     FUND         ----------------      FUND
                                                                               -----------------                    ---------------
ADDITIONS
      Contributions-
            Employee                                                             $   327,012        $   342,502       $   345,461
            Employer, net of forfeitures                                              (6,513)            (5,176)           (2,711)
                                                                                --------------     --------------   ---------------
                        Total contributions                                          320,499            337,326           342,750
                                                                                --------------     --------------   ---------------
      Investment income-
            Interest and dividends                                                     6,204             52,227             8,738
            Net increase (decrease) in fair market value of investments               78,044           (226,001)         (392,624)
                                                                                --------------     --------------   ---------------
                        Total investment income                                       84,248           (173,774)         (383,886)
                                                                                --------------     --------------   ---------------
                        Total additions                                              404,747            163,552           (41,136)
                                                                                --------------     --------------   ---------------
DEDUCTIONS:
      Benefit distributions                                                         (428,617)          (259,749)         (202,584)
      Administrative expenses                                                             36               -                 -
                                                                                --------------     --------------   ---------------
                        Total deductions                                            (428,581)          (259,749)         (202,584)
                                                                                --------------     --------------   ---------------
PARTICIPANT LOAN REPAYMENTS                                                           30,978             33,683            41,915

PARTICIPANT LOAN DISTRIBUTIONS                                                       (23,901)           (26,374)          (36,954)

INTERFUND TRANSFERS                                                                  182,297            (81,560)         (285,651)

TRANSFERS (TO) FROM THE COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS
      PLAN                                                                        (2,370,840)        (1,939,578)       (1,558,558)
                                                                                --------------     --------------   ---------------
NET (DECREASE) INCREASE                                                           (2,205,300)        (2,110,026)       (2,082,968)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                               2,205,999          2,110,302         2,083,797
                                                                                --------------     --------------   ---------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                   $       699        $       276       $       829
                                                                                ==============     ==============   ===============


                                                                                --------------------------------------------------
                                                                                     STRONG       VANGUARD ASSET
                                                                                   GOVERNMENT     ALLOCATION FUND   PARTICIPANT
                                                                                SECURITIES FUND  -----------------     LOANS
                                                                                ----------------                    --------------
ADDITIONS
      Contributions-
            Employee                                                              $  61,352        $   333,878     $     -
            Employer, net of forfeitures                                             (2,893)           (21,000)          -
                                                                                --------------     --------------   ---------------
                        Total contributions                                          58,459            312,878           -
                                                                                --------------     --------------   ---------------
      Investment income-
            Interest and dividends                                                   21,357             72,295           -
            Net increase (decrease) in fair market value of investments              20,650            622,384           -
                                                                                --------------     --------------   ---------------
                        Total investment income                                      42,007            694,679           -
                                                                                --------------     --------------   ---------------
                        Total additions                                             100,466          1,007,557           -
                                                                                --------------     --------------   ---------------
DEDUCTIONS:
      Benefit distributions                                                         (36,743)          (602,551)       (209,861)
      Administrative expenses                                                          -                   (75)           -
                                                                                --------------     --------------   ---------------
                        Total deductions                                            (36,743)          (602,626)       (209,861)
                                                                                --------------     --------------   ---------------
PARTICIPANT LOAN REPAYMENTS                                                           3,975             24,991        (285,507)

PARTICIPANT LOAN DISTRIBUTIONS                                                       (2,224)           (34,537)        402,081

INTERFUND TRANSFERS                                                                 118,027            260,370            -

TRANSFERS (TO) FROM THE COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS
      PLAN                                                                         (617,465)        (7,829,838)       (994,872)
                                                                                --------------     --------------   ---------------

NET (DECREASE) INCREASE                                                            (433,964)        (7,174,083)     (1,088,159)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                433,964          7,174,083       1,088,159
                                                                                --------------     --------------   ---------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                    $    -           $      -        $      -
                                                                                ==============     ==============   ===============

                                                                            ---------------
                                                                             RECEIVABLES           TOTAL
                                                                            ---------------    --------------

ADDITIONS
      Contributions-
            Employee                                                        $ (31,585)       $   3,079,930
            Employer, net of forfeitures                                      (58,362)           1,518,040
                                                                            ---------------    --------------
                        Total contributions                                   (89,947)           4,597,970
                                                                            ---------------    --------------
      Investment income-
            Interest and dividends                                            (48,117)             926,244
            Net increase (decrease) in fair market value of investments          -              (2,147,486)
                                                                            ---------------    --------------
                        Total investment income                               (48,117)          (1,221,242)
                                                                            ---------------    --------------
                        Total additions                                      (138,064)           3,376,728
                                                                            ---------------    --------------
DEDUCTIONS:
      Benefit distributions                                                      -              (5,347,122)
      Administrative expenses                                                    -                    (339)
                                                                            ---------------    --------------
                        Total deductions                                         -              (5,347,461)
                                                                            ---------------    --------------
PARTICIPANT LOAN REPAYMENTS                                                      -                    -

PARTICIPANT LOAN DISTRIBUTIONS                                                   -                    -

INTERFUND TRANSFERS                                                              -                    -

TRANSFERS (TO) FROM THE COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS
      PLAN                                                                       -             (48,379,966)
                                                                            ---------------    --------------
NET (DECREASE) INCREASE                                                      (138,064)         (50,350,699)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                          138,064           50,355,047
                                                                            ---------------    --------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                              $    -           $       4,348
                                                                            ===============    ==============

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
1.  PLAN DESCRIPTION:

The following description of the Coventry Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

GENERAL

Coventry Corporation (the "Company") adopted a savings plan and trust effective July 1, 1994. As of the adoption date, Group Health Plan, Inc. and Health America Pennsylvania, Inc., subsidiaries of Coventry Corporation, merged their plans with the Coventry Corporation Retirement Savings Plan. Two additional subsidiaries' plans, Southern Health and Healthcare USA, were merged into the Plan during 1996.

The Plan is a defined contribution plan established by Coventry Corporation under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have completed one year of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective April 1, 1998, Coventry Corporation (which changed its name to "Coventry Health Care, Inc.") completed its acquisition of certain assets of Principal Health Care, Inc. ("PHC") from Principal Life Insurance Company.

On April 1, 1998, the Coventry Health Care, Inc. Retirement Savings Plan (the "New Plan") was established and any prior PHC participant account balances included in the assets of another qualified retirement plan were rolled over into the New Plan at the election of the former PHC employees. Effective October 1, 1998, the Plan was merged with the New Plan. All employees that were participants under the Plan became participants in the New Plan.

On October 1, 1998, substantially all of the Plan's assets were merged and transferred to: (1) Principal Life Insurance Company, as funding agent of the assets held under the terms of the Flexible Investment Annuity Contract with Coventry Health Care, Inc., (2) Delaware Charter Guarantee and Trust Company, as custodial trustee of the electronically linked mutual funds and (3) Bankers Trust Company, as custodial trustee of the New Plan's participant loans and the Coventry Health Care, Inc. common stock. Participants should refer to the New Plan document for a complete description of their available investment options subsequent to October 1, 1998.

The significant differences between the provisions of the Coventry Corporation Retirement Savings Plan and the New Plan are as follows: (1) the employer matching contributions under the New Plan are invested exclusively in Coventry Health Care, Inc. common stock under the direction of Coventry Health Care, Inc.; (2) the New Plan's vesting provisions allow participants to vest in the employer matching contributions upon completion of two years of service, and;
(3) the administrative expenses of the Plan, including, but not limited to the trustee and investment management fees, will be paid by the Plan and allocated to the participant account balances, effective January 1, 1999. Participants should refer to the New Plan document for a complete description of the New Plan's provisions.

PLAN ADMINISTRATION

Under a trust agreement dated July 1, 1994, Charles Schwab Trust Company was appointed trustee for the Plan. The Plan is administered by an employee benefits committee, which is appointed by the Board of Directors of the Company.

CONTRIBUTIONS

Eligible employees can contribute an amount up to 15 percent of compensation, as defined by the Plan, subject to certain limitations under the IRC. In 1998 and 1997, the Company provided a matching contribution equal to 100 percent of each participant's contribution up to a maximum of 3 percent of compensation, and 50 percent of each participant's contribution in excess of 3 percent up to a maximum of 6 percent of compensation.

EXCESS CONTRIBUTIONS PAYABLE

During 1997, the Company determined that an excess matching contribution equal to approximately $20,264 was made in error to employees. This amount was used to reduce 1998 employer contributions. In addition, during 1997 employee contributions included $134,729 in excess contributions which were returned to participants in 1998 as the contributions were determined to be in excess of maximum contribution level for certain participants. A liability for excess contributions payable in the amount of $154,993 was reflected in the statement of net assets available for benefits as of December 31, 1997.

VESTING

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service. Prior to January 1, 1998, a participant vests according to the following schedule:

Less than one year                0%
One year                         20%
Two years                        40%
Three years                      60%
Four years                       80%
Five years                      100%

Matching contributions made on or after January 1, 1998 are subject to the following vesing schedule:

Less than one year                 0%
One year                          50%
Two years or more                100%

FORFEITED ACCOUNTS

At December 31, 1997, forfeited nonvested accounts totaled $275,173. Effective October 1, 1998, any forfeited nonvested account balances were transferred to the New Plan. During 1998 and 1997, respectively, $22,461 and $800,747 in forfeited nonvested accounts were used to reduce employer contributions.

BENEFITS

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

INVESTMENT OPTIONS

Prior to January 1, 1998, participants could direct employee and employer contributions and any related earnings into thirteen investment options in 10 percent increments. Effective January 1, 1998, employer contributions are funded with Coventry Health Care, Inc. common stock. Participants may change their investment elections daily. A description of each investment option is provided below:

COVENTRY CORPORATION COMMON STOCK - This fund invests exclusively in common stock of the Company, which is traded "over-the-counter" and listed on the NASDAQ/National Market System. Pending trades are temporarily held in the Schwab U.S. Treasury Money Fund.

BERGER ONE HUNDRED FUND - This fund seeks long-term capital appreciation by investing primarily in common stocks of established companies.

FIDELITY MAGELLAN FUND - This fund seeks growth of capital through investments in common stocks or securities convertible into common stock.

INVESCO STABLE VALUE FUND - This fund seeks to offer income levels comparable to those generated by intermediate-term, high-quality debt obligations, while guaranteeing principal. The fund is a conservatively managed, broadly diversified pool of investment contracts guaranteed by insurance companies.

PIMCO TOTAL RETURN FUND - This fund seeks to earn total return consistent with conservative investment management. The fund invests in fixed-income securities, including corporate bonds, U.S. government securities, mortgage-related securities, and money market instruments.

BRANDYWINE FUND - This fund seeks long-term capital appreciation by investing in profitable companies with strong earnings momentum. The fund invests primarily in corporate stock.

FOUNDERS BALANCED FUND - This fund seeks to earn current income and capital appreciation by investing in dividend-paying stocks of established companies, government and corporate bonds.

HARBOR CAPITAL APPRECIATION FUND - This fund seeks long-term growth of capital by investing primarily in a portfolio of equity securities of established companies with above average prospects for growth.

JANUS WORLDWIDE FUND - This fund invests primarily in stocks of foreign and domestic issuers.

MUTUAL SERIES BEACON FUND - This fund invests primarily in common stock, preferred stock and debt securities. The principal objective of the fund is capital appreciation. Its secondary objective is income.

PBHG GROWTH FUND - This fund invests in companies believed by its investment advisor to have an outlook for strong growth in earnings and the potential for significant capital appreciation.

STRONG GOVERNMENT SECURITIES FUND - This fund seeks a high level of current income by investing in U.S. government securities.

VANGUARD ASSET ALLOCATION FUND - This fund seeks to maximize total return while exhibiting less risk than a portfolio consisting entirely of equities. The fund allocates assets among a common stock portfolio, a bond portfolio and money market instruments.

PARTICIPANT LOANS

A participant may borrow a maximum of the lesser of $50,000 or 50 percent of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The interest rates at December 31, 1997, ranged from 7.00 percent to 10.00 percent. There were no participant loans at December 31, 1998.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INCOME RECOGNITION

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

INVESTMENT VALUATION

Investments of the Plan are stated at fair market value based on quoted net asset values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

ADMINISTRATIVE EXPENSES

The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. Administrative expenses paid by the Company were $183,369 and $186,749 in 1998 and 1997, respectively.

PAYMENT OF BENEFITS

Benefits are recorded when paid out of the Plan.

3.  INVESTMENTS:

The values of individual assets that represent 5 percent or more of the Plan's net assets as of December 31, 1998 and December 31, 1997, are as follows:

          DECEMBER 31, 1998:

          Coventry Corporation Common Stock                      $   987
          INVESCO Stable Value Fund                                  293
          Brandywine Fund                                            543
          Harbor Capital Appreciation Fund                           377
          Janus Worlwide Fund                                        699
          Mutual Series Beacon Fund                                  276
          PBHG Growth Fund                                           829

       DECEMBER 31, 1997:

       Coventry Corporation Common Stock                       $  2,752,025
       Berger One Hundred Fund                                    7,084,603
       Fidelity Magellan Fund                                    13,573,356
       INVESCO Stable Value Fund                                  4,667,358
       PIMCO Total Return Fund                                    3,833,215
       Vanguard Asset Allocation Fund                             7,174,083

4.  TAX STATUS:

The Plan obtained it's latest determination letter on November 17, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  DEPARTMENT OF LABOR REVIEW:

The Department of Labor (DOL) conducted a review of the Plan through January 1997 to determine if the Plan has been operated in accordance with the DOL's rules and regulations. In the opinion of the Plan's Administrator, the review will not result in any findings that could have a material adverse effect on the Plan.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Plan's Form 5500 tax filing:

                                                                                       DECEMBER 31
                                                                      -------------------------------------------
                                                                               1998                     1997
                                                                      --------------------    -------------------
      Net assets available for benefits per the accompanying
          financial statements                                         $       4,348              $ 50,355,047
      Amounts allocated to withdrawing participants                           (4,348)                  (14,952)
                                                                       ----------------         -----------------
      Net assets available for benefits per the
          Form 5500                                                    $       -                  $ 50,340,095
                                                                       ================         =================

The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Plan's Form 5500 tax filing:

                                                                                         YEAR ENDED
                                                                                     DECEMBER 31, 1998
                                                                                   --------------------
     Benefits paid to participants per the accompanying
        financial statements                                                              $5,347,122
     Less- Amounts allocated to withdrawing participants
        at December 31, 1997                                                                 (14,952)
     Add- Amounts allocated to withdrawing participants
        at December 31, 1998                                                                   4,348
                                                                                         -------------
     Benefits paid to participants per the Form 5500                                      $5,336,518
                                                                                         =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                     SCHEDULE I

                 COVENTRY CORPORATION RETIREMENT SAVINGS PLAN

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1998




    IDENTITY OF ISSUE, BORROWER,
     LESSOR, OR SIMILAR  PARTY              DESCRIPTION OF INVESTMENT               COST               CURRENT VALUE
    ----------------------------            -------------------------          --------------        ----------------
*    Charles Schwab                          Cash                                 $     157              $      157
*    Coventry Corporation                    Common stock                               987                     987
     INVESCO Stable Value Fund               Fixed income fund                          293                     293
     PIMCO Total Return Fund                 Fixed income fund                          187                     187
     Brandywine Fund                         Equity mutual fund                         543                     543
     Harbor Capital Appreciation Fund        Equity mutual fund                         377                     377
     Janus Worldwide Fund                    Equity mutual fund                         699                     699
     Mutual Series Beacon Fund               Mixed mutual fund                          276                     276
     PBHG Growth Fund                        Equity mutual fund                         829                     829
                                                                                 -------------          -------------
                                                                                  $   4,348              $    4,348
                                                                                 =============          =============

*  Party-in-interest



The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II

                 COVENTRY CORPORATION RETIREMENT SAVINGS PLAN

                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                                       PURCHASES
                                                                          ------------------------------------------
   IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSET                    NUMBER OF TRANSACTIONS    PURCHASE PRICE
  -----------------------------   ------------------------------------    ----------------------    ---------------
*  Charles Schwab Trust Company   Berger One Hundred Fund                      105                   $  395,485
*  Charles Schwab Trust Company   Fidelity Magellan Fund                       108                    1,093,756
*  Charles Schwab Trust Company   INVESCO Stable Value Fund                    140                    1,753,891
*  Charles Schwab Trust Company   PIMCO Total Return Fund                       78                      581,037
*  Charles Schwab Trust Company   Vanguard Asset Allocation Fund               104                    1,056,022
*  Charles Schwab Trust Company   Coventry Corporation Common Stock            148                    1,975,844
*  Charles Schwab Trust Company   Janus Worldwide Fund                         100                      936,601
*  Charles Schwab Trust Company   Mutual Series Beacon Fund                     76                      803,832


                                                                                                                SALES
                                                                           -------------------------------------------------
   IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSET                     NUMBER OF TRANSACTIONS           SELLING PRICE
  -----------------------------   ------------------------------------     ------------------------    --------------------
*  Charles Schwab Trust Company   Berger One Hundred Fund                         154                       $ 6,921,953
*  Charles Schwab Trust Company   Fidelity Magellan Fund                          126                        15,017,436
*  Charles Schwab Trust Company   INVESCO Stable Value Fund                       153                         6,415,645
*  Charles Schwab Trust Company   PIMCO Total Return Fund                         155                         4,590,660
*  Charles Schwab Trust Company   Vanguard Asset Allocation Fund                  155                         8,852,489
*  Charles Schwab Trust Company   Coventry Corporation Common Stock               159                         2,726,192
*  Charles Schwab Trust Company   Janus Worldwide Fund                            148                         3,220,644
*  Charles Schwab Trust Company   Mutual Series Beacon Fund                       154                         2,688,132


                                                                              SALES
                                                                              ----------------------------------------------------
   IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSET                             COST OF ASSETS                 NET GAIN (LOSS)
  -----------------------------   ------------------------------------        ---------------------          ---------------------
*  Charles Schwab Trust Company   Berger One Hundred Fund                          $ 9,602,299                    $(2,680,346)
*  Charles Schwab Trust Company   Fidelity Magellan Fund                            12,209,796                      2,807,640
*  Charles Schwab Trust Company   INVESCO Stable Value Fund                          6,415,625                             20
*  Charles Schwab Trust Company   PIMCO Total Return Fund                            4,334,035                        256,625
*  Charles Schwab Trust Company   Vanguard Asset Allocation Fund                     7,366,360                      1,486,129
*  Charles Schwab Trust Company   Coventry Corporation Common Stock                  5,098,874                     (2,372,682)
*  Charles Schwab Trust Company   Janus Worldwide Fund                               3,093,402                        127,242
*  Charles Schwab Trust Company   Mutual Series Beacon Fund                          2,899,653                       (211,521)

* Party-in-interest


The accompanying notes are an integral part of this schedule.